ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

July 19, 2019

Enerplus Announces Cash Dividend for August 2019

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) announces that a cash dividend in the amount of CDN$0.01 per share will be payable on August 15, 2019 to all shareholders of record at the close of business on July 31, 2019. The ex-dividend date for this payment is July 30, 2019.

The CDN$0.01 per share dividend is equivalent to approximately US$0.01 per share if converted using the current Canadian/US dollar exchange rate of 0.7652. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation